UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42572

TOP WIN INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
Tel: +852 2815 7988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On April 1, 2025, Top Win International Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten public offering (the “Offering”) an aggregate of 2,664,000 ordinary shares (the “IPO Shares”)  of the Company, par value $0.0005 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to an additional 399,600 ordinary shares to cover over-allotments, if any.

The IPO Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-283448), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on March 27, 2025.  A final prospectus dated April 1, 2025 relating to this Offering was filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On April 2, 2025, the Company issued a press release furnished herewith as Exhibit 99.1, announcing the pricing of the Offering on April 1, 2025.

On April 2, 2025, the Ordinary Shares of the Company commenced trading on the Nasdaq Capital Market under the ticker symbol “TOPW.”

On April 3, 2025, the Company closed the Offering of 2,664,000 ordinary shares, which were priced at $4.00 per share. The gross proceeds to the Company from the Offering, before deducting commissions, expense allowance, and expenses, are approximately $10.66 million.

On April 3, 2025, the Company issued a press release furnished herewith as Exhibit 99.2, announcing the closing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS INDEX

Exhibit No.	Description
1.1	Underwriting Agreement
99.1	Pricing Press Release
99.2	Closing Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2025	Top Win International Limited

	By:	/s/ Kwan, NGAI
	Name:	Kwan, NGAI
	Title:	Chief Executive Officer and Chairman

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